SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)1

ALCO Stores, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

001600105

(CUSIP Number)

DAVID W. POINTER

VI Capital Management, LLC

PO Box 402

Newman Lake, WA 99025

(509) 226-0846

JEFFREY GEYGAN

Milwaukee Private Wealth Management, Inc.

1500 W. Market Street, Suite 250

Mequon, WI 53092

(262) 478-0640

John J. Altorelli

Patrick B. Costello

1251 Avenue of the Americas

New York, NY 10020

(212) 335-4500

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10022

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 2, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS VI CAPITAL FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION WASHINGTON
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 14,224
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 14,224
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,224
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

2

1	NAME OF REPORTING PERSONS VI Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION WASHINGTON
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 14,224
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 14,224
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,224
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO, HC

3

1	NAME OF REPORTING PERSONS David W. Pointer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 14,224
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 14,224
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,224
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN, HC

4

1	NAME OF REPORTING PERSONS Charles M. Gillman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 22,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

5

1	NAME OF REPORTING PERSONS Dilip Singh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

6

1	NAME OF REPORTING PERSONS John M. Climaco
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

7

1	NAME OF REPORTING PERSONS Milwaukee Private Wealth Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION WISCONSIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 452
	8	SHARED VOTING POWER 135,421
	9	SOLE DISPOSITIVE POWER 452
	10	SHARED DISPOSITIVE POWER 135,421
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,873
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON CO

8

1	NAME OF REPORTING PERSONS Jeffrey Geygan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 138,513
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 138,513
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

9

1	NAME OF REPORTING PERSONS Stanley B. Latacha
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

10

1	NAME OF REPORTING PERSONS Robert J. Sarlls
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

11

1	NAME OF REPORTING PERSONS WILLIAM L. LECHTNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 50
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

12

1	NAME OF REPORTING PERSONS mark d. stolper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

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This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on April 8, 2014, as amended pursuant to that certain Amendment No. 1 to Schedule 13D filed with the Commission on May 14, 2014 (as amended, the “Schedule 13D”). Information given in response to each item below shall be deemed incorporated by reference in all other items below.

Item 1.          Security and Issuer.

This statement relates to the common stock, par value $.0001 per share (the “Shares”), of ALCO Stores, Inc., a Kansas corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 751 Freeport Parkway, Coppell, TX 75019.

Item 2.          Identity and Background.

(a)	This statement is filed by:

(i)	VI Capital Fund, LP, a Washington limited partnership ("VICF"), with respect to the Shares directly owned by it;
(ii)	VI Capital Management, LLC, a Washington limited liability company ("VI Capital Management"), as the general partner of VICF;
(iii)	David W. Pointer, as the sole managing member of VI Capital Management and as a nominee for the Board of Directors of the Issuer (the “Board”);
(iv)	Charles M. Gillman, with respect to the Shares directly held by him;
(v)	Dilip Singh, as a nominee for the Board;
(vi)	John M. Climaco, as a nominee for the Board;
(vii)	Milwaukee Private Wealth Management, Inc., a Wisconsin corporation (“MPWMI”), with respect to the Shares beneficially owned by it;
(viii)	Jeffrey Geygan, as President and Chief Executive Officer of MPWMI;
(ix)	Stanley B. Latacha, as a nominee for the Board;
(x)	Robert J. Sarlls, as a nominee for the Board;
(xi)	William L. Lechtner, as a nominee for the Board; and
(xii)	Mark D. Stolper, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 2(b). Accordingly, the Reporting Persons are hereby filing jointly this Amendment No. 2.

(b) This Amendment No. 2 is being filed to disclose that the Reporting Persons are terminating their status as a “group” under Section 13(d)(3) of the Securities and Exchange Act of 1934 (as amended, the “Exchange Act”) with respect to the Common Stock of the Issuer in light of the fact that the Reporting Persons have been successful in having their director nominee candidates duly elected to the Board of the Issuer at the 2014 annual meeting of the stockholders of the Issuer which was held on August 29, 2014.

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The Reporting Persons have entered into a joint filing agreement, dated May 14, 2014 (the “Joint Filing Agreement”), a copy of which is filed as Exhibit 99.2 to Amendment No.1 to Schedule 13D and which is incorporated herein by reference.

After giving effect to the Group Termination Agreement (defined below) described in Item 4 hereof, the Reporting Persons terminated their obligations under that certain Amended and Restated Solicitation Agreement entered into as of May 14, 2014 and shall no longer be members of the Section 13(d) group. As of the date of the Group Termination Agreement, the Reporting Persons ceased to be a group with respect to the Common Stock of the Issuer.

Item 3.          Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is not supplemented or amended by this Amendment No. 2.

Item 4.          Purpose of Transaction.

Item 4 of Schedule 13D is supplemented and amended as follows:

On September 2, 2014, the Reporting Persons entered into that certain Group Termination Agreement (the “Group Termination Agreement”) pursuant to which the Reporting Persons ceased to constitute a “group” for the purposes of Section 13(d)(3) of the Exchange Act.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Each Reporting Person may separately, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.          Interest in Securities of the Issuer.

Item 5 of Schedule 13D is not supplemented or amended by this Amendment No. 2.

None of the Reporting Persons has entered into any transactions in the Shares during the past sixty days.

Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Items 6 of Schedule 13D is supplemented and amended as follows:

The Reporting Persons have entered into the Joint Filing Agreement, a copy of which is filed as Exhibit 99.2 to Amendment No. 1 and which is incorporated herein by reference. In addition, the Reporting Persons entered into the Group Termination Agreement on May 14, 2014.

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Except as set forth in response to other Items of Schedule 13D (including Amendment No. 1), to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and in Item 2 of Schedule 13D and between such Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.          Material to be Filed as Exhibits.

99.1	Group Termination Agreement by and among Milwaukee Private Wealth Management, Inc., VI Capital Fund, LP, VI Capital Management, LLC, David W. Pointer, Jeffrey R. Geygan, Charles M. Gillman, Stanley B. Latacha, Dilip Singh, William L. Lechtner, John M. Climaco, Mark D. Stolper and Robert J. Sarlls, dated September 2, 2014.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 2, 2014

MILWAUKEE PRIVATE WEALTH MANAGEMENT, INC.

By:	/s/ Jeffrey Geygan
Name:	Jeffrey Geygan
Title:	President and Chief Executive Officer

VI CAPITAL FUND, LP
By	VI Capital Management, LLC, its general partner

By:	/s/ David W. Pointer
Name:	David W. Pointer
Title:	Managing Member

VI CAPITAL MANAGEMENT, LLC

By:	/s/ David W. Pointer
Name:	David W. Pointer
Title:	Managing Member

/s/ David W. Pointer
David W. Pointer

/s/ Charles M. Gillman
Charles M. Gillman

/s/ John M. Climaco
John M. Climaco

/s/ Dilip Singh
Dilip Singh

/s/ Jeffrey Geygan
Jeffrey Geygan

/s/ Stanley B. Latacha
Stanley B. Latacha

/s/ Robert J. Sarlls
Robert J. Sarlls

/s/ William L. Lechtner
William L. Lechtner

/s/ Mark D. Stolper
Mark D. Stolper

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